SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 21, 2012 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated on November 21, 2012 the Company reported that a dividend will be paid to all shareholders registered in Caja de Valores as of November 29, 2012. It is a cash dividend of ARS 0.31105464356 per share (ARS 3.1105464356 per ADR) and will be paid in Argentina on November 30, 2012. Additionally, the Record Date corresponding to the ADR holders will be November 29, 2012.

Tax withholding is not applicable.

Gross Dividend	ARS 180,000,000
Dividend per Share (FV ARS 1)	ARS 0.31105464356
Dividend per ADR	ARS 3.1105464356
Percentage on Capital Stock	31.105464356%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima
November 21, 2012
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets